April 5, 2007

Ms. Jill Davis
Mr. James Lopez
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Mail Stop 7010
Washington, D.C. 20549

Re:	CNOOC Limited
Form 20-F for Fiscal Year Ended December 31, 2005
Filed June 26, 2006
File No. 1-14966

Dear Ms. Davis and Mr. Lopez,

On behalf of CNOOC Limited (the “Company”), we acknowledge receipt of a supplemental comment letter from the staff of the Securities and Exchange Commission (the “SEC”) dated March 27, 2007 with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2005.

The Company has carefully reviewed and considered the staff’s comments, and is in the process of preparing a response to these comments.  Regrettably, the Company believes that it will not be in a position to respond to the staff’s comments within ten business days, as requested by the staff.  However, as discussed with the staff, the Company expects that it will be in a position to respond to the staff’s comments by April 30, 2007, and appreciates the staff’s accommodation in this regard.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me by fax at (86-10) 8452-1309 or by email at yanghua@cnooc.com.cn, or Mr. Jeffrey Small of Davis Polk & Wardwell by telephone at (212) 450-4500.  Thank you very much for your assistance.

Sincerely,

_________________________________
Name:	Yang Hua
Title:	Executive Director, Executive Vice President & Chief Financial Officer

Cc:           Jeffrey Small, Davis Polk & Wardwell